SCHEDULE 13D
                                 (Rule 13d-101)
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3
                                    --------

                               DENNY'S CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    24869P104
                                 (CUSIP Number)

                      Mellon HBV Alternative Strategies LLC
                           200 Park Avenue, Suite 3300
                             New York, NY 10166-3399
                                 (212) 808-3950
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                  July 6, 2004


             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ____

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  (CUSIP Number): 24869P104

1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mellon HBV Alternative Strategies LLC
                    I.R.S. No.:  13-4050836
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
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3 SEC USE ONLY
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4 SOURCE OF FUNDS*
                    00
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5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
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           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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7 SOLE VOTING POWER
                    19,748,473
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8 SHARED VOTING POWER
                    0
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9 SOLE DISPOSITIVE POWER
                    19,748,473
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10SHARED DISPOSITIVE POWER
                    0
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11AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    19,748,473
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12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    22.0
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14TYPE OF REPORTING PERSON*
                    OO
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           *SEE INSTRUCTIONS BEFORE FILLING OUT.

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         Introduction:

     This Amendment No. 3 to the Schedule 13D is being filed to disclose (i) that the Reporting Person effected certain transactions in the Company's Common Stock pursuant to a private placement pursuant to transaction documentation dated July 6, 2004, and (ii) that the Reporting Person delivered the letter attached hereto as Exhibit B to Denny's Corporation (the "Company") via facsimile on July 7, 2004 (the "Private Placement").

         Item 1. Security and Issuer.

         Security: Common Stock, $0.01 par value per share ("Common Stock").

         Issuer's Name and Address:

         Denny's Corporation, 203 Main Street, Spartanburg, SC  29319-9966.

         Item 2.  Identity and Background.

     (a) Mellon HBV Alternative Strategies LLC (the "Reporting Person") which acts as investment advisor and authorized agent for each of the funds named on Exhibit A hereto. Each such fund purchased for its own account the number of shares of Company Common Stock set forth opposite its name on Exhibit A.

     (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 3300, New York, NY 10166-3399.

     (c) The Reporting Person serves as investment advisor of Mellon HBV Master Rediscovered Opportunities Fund L.P., Mellon HBV Master Multi-Strategy Fund L.P., Axis RDO Ltd., Mellon HBV Capital Partners L.P., Mellon HBV Distressed Recovery Master Fund Ltd., Mellon HBV Leveraged Multi-Strategy Fund L.P., Mellon HBV Master U.S. Event Driven Funds L.P., Lyxor/Mellon HBV Rediscovered Opportunity Fund Ltd. and HFR DS Performance Master Trust (collectively, the "Clients"). The Reporting Person has sole voting and dispository power over the shares of Company Common Stock held by each such fund.

     (d)-(e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors, executive officers, controlling persons or members, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person used funds from the working capital of the Clients allocated by such Clients to the Reporting Person for purposes of effecting investment transactions disclosed on Exhibit A attached hereto. The Reporting Person used an aggregate of $29,999,998.70 of working capital to effect the purchases disclosed herein and borrowed no funds to effect these purchases.

         Item 4.  Purpose of Transaction.

     The Reporting Person acquired Common Stock of the Company for investment purposes pursuant to the Private Placement. The Reporting Person will evaluate its investment in the Company from time to time and act accordingly. The Reporting Person has no present intention to effect any of the transactions specified in Item 4 of Schedule 13D. Pursuant to the Company's amendment of its Rights Agreement (poison pill), Reporting Person's investment in the Private Placement was permitted, but future additional purchases are not authorized.

         Item 5.  Interest in Securities of the Issuer.

     (a) As of July 7, 2004, the Reporting Person beneficially owned in the aggregate 19,748,473 shares of the Company's Common Stock (the "Shares"), representing approximately 22.2% of the outstanding Common Stock (based on 89.7 million shares issued outstanding as of July 7, 2004, as reported in the Company's press release dated July 7, 2004).

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Shares.

     (c) Information relating to the transactions effected by the Reporting Person with respect to the Company's Common Stock since the Reporting Person's last filing on the Schedule 13D relating to the Company is set forth in Exhibit A attached hereto. The purchase price paid in the Private Placement was $1.90 per share.

         (d) Not applicable.

         (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person made the investment via the Private Placement reported in this amendment pursuant to a subscription agreement with the Company. In connection with this investment, the Company provided the right to have the shares acquired in the Private Placement registered for resale pursuant to the Securities Act of 1933. The Private Placement documentation is attached as Exhibit C hereto. The Company amended its Rights Agreement (poison pill) to permit the Reporting Person to make the investment reported herein, but future additional purchases are not authorized.

         Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Table containing information with respect to private placement transactions in the Common Stock of the Company effected by Reporting Person since the Reporting Person's last filing on Schedule 13D relating to the Company.

     Exhibit B: Letter to the Company from the Reporting Person dated July 7, 2004.

     Exhibit C: Private Placement Documentation.





                                    Signature



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Dated: July 7, 2004

         MELLON HBV ALTERNATIVE STRATEGIES LLC,
           a Delaware Limited Liability Company

           By:  /s/ WILLIAM F. HARLEY III
          --------------------------------
          William F. Harley III
           President and Chief Executive Officer

                                    Exhibit A



         Information with respect to purchases of the Common Stock of the Issuer effected by the Reporting Person since the Reporting Person's last filing on Schedule 13D relating to the Company.


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
NAME OF FUND                                                               DATE                SHARES

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Mellon HBV Master Rediscovered Opportunities Fund, L.P.                July 6, 2004          6,404,387

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Mellon HBV Master Multi-Strategy Fund L.P.                             July 6, 2004          3,334,724

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Mellon HBV Capital Partners L.P.                                       July 6, 2004           312,000

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Axis-RDO Limited                                                       July 6, 2004          1,121,029

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HFR DS Performance Master Trust                                        July 6, 2004          1,178,790

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Distressed Recovery Master Fund Ltd.                                   July 6, 2004           651,275

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Mellon HBV Leveraged Multi-Strategy Fund L.P.                          July 6, 2004           931,905

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Mellon HBV Master U.S. Event Driven Funds L.P.                         July 6, 2004           265,000

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Lyxor/Mellon HBV Rediscovered Opportunities Fund Ltd.                  July 6, 2004          1,590,363

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